UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”). The address of the Company’s principal executive offices is 7500 Pecue Lane, Baton Rouge, Louisiana 70809, and the telephone number of its principal executive offices is (225) 298-5200.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on January 24, 2025, there were 36,603,532 Shares issued and outstanding, which includes 274,988 Shares issuable pursuant to outstanding restricted stock awards granted under the Company 2016 Stock-Based Incentive Compensation Plan and the Company Amended and Restated 2016 Stock-Based Incentive Compensation Plan.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1(a), which information is incorporated herein by reference. The Company’s website address is https://he-equipment.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

(b) Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by UR Merger Sub VII Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to acquire all of the issued and outstanding Shares at a price per Share equal to $92.00 (the “Offer Price”), net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated January 28, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by URI and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2025, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 13, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, URI and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase, titled “The Merger Agreement; Other Agreements”. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Surviving Corporation”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions”.

The Offer will expire at one minute after 11:59 p.m., Eastern Time, on Tuesday, February 25, 2025, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than (i) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor waived nor lost such rights prior to the Effective Time (“Dissenting Shares”) and (ii) Shares (A) owned by the Company (as treasury stock or otherwise) and its subsidiaries immediately prior to the Effective Time, or (B) then held by URI or Merger Sub that were accepted for payment by Merger Sub in the Offer (the Shares described in clause (ii) collectively, “Excluded Shares”)) will be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding of taxes (the “Per Share Price”).

No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. Following the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of URI.

The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is subject to customary conditions, including, among others: (i) the number of Shares validly tendered (and not properly withdrawn) prior to one minute after 11:59 p.m., Eastern Time, on Tuesday, February 25, 2025 (the “Expiration Time”, unless Merger Sub extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire) (excluding Shares tendered pursuant to guaranteed delivery procedures that were not received prior to the Expiration Time) together with the Shares then owned by Merger Sub, representing at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”); (ii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject to customary materiality qualifiers), (iii) the Company’s performance of its obligations under the Merger Agreement in all material respects, (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing, (v) the absence of any legal or regulatory restraint that prevents the consummation of the Offer or the Merger and the expiration or termination of any waiting periods applicable to the consummation of the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) the absence of a termination of the Merger Agreement in accordance with its terms and (vii) the commencement and completion of the Marketing Period (as defined in the Merger Agreement).

The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement are qualified in their entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Merger Sub, a Delaware corporation, is a wholly owned subsidiary of URI and was formed solely for the purpose of facilitating the acquisition of the Company by URI. To date, Merger Sub has not carried on any activities other than those related to its formation, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of each of URI and Merger Sub is 100 First Stamford Place, Suite 700, Stamford, Connecticut, 06902, and the business telephone number of each of URI and Merger Sub is (203) 622-3131.

For the reasons described below, the Company’s board of directors (the “Company Board”) recommends that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Per Share Price pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) URI, Merger Sub or their respective executive officers, directors or affiliates or (ii) the Company’s executive officers, directors or affiliates, on the other hand.

(a) Arrangements with URI and Merger Sub.

Merger Agreement

On January 13, 2025, the Company, URI and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15—“Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, URI and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, URI or Merger Sub. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by a confidential disclosure letter provided by the Company to URI and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, URI and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, URI or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. The Company’s stockholders are not third-party beneficiaries under the Merger Agreement (except that any one or more of the Company’s stockholders may, following the consummation of the Merger, enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Per Share Price) and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, URI or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreements

URI and the Company entered into a confidentiality agreement dated as of November 14, 2024 (the “Original Confidentiality Agreement”). Under the terms of the Original Confidentiality Agreement, URI and the Company agreed that, subject to certain exceptions, certain non-public and/or confidential information each may make available to the other in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Original Confidentiality Agreement also includes a standstill provision with a term of one year that is subject to certain customary exceptions.

URI and the Company entered into a clean team confidentiality agreement dated as of December 20, 2024 (the “Clean Team Agreement”), which contains customary provisions regarding the sharing of competitively sensitive information only among designated representatives and outside advisors of the parties.

URI and the Company agreed to amend the Original Confidentiality Agreement pursuant to the first amendment to confidentiality agreement, dated as of January 13, 2025 (the “First Amendment”, and together with the Original Confidentiality Agreement and the Clean Team Agreement, the “Confidentiality Agreements”). The First Amendment provides that, for a period of two years, neither URI nor the Company may employ or solicit for employment certain officers or employees of the other party, subject to certain customary exceptions.

The foregoing summary of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Original Confidentiality Agreement, the First Amendment and the Clean Team Agreement, filed as Exhibits (d)(2), (d)(3) and (d)(4), respectively, to the Schedule TO.

Debt Financing

URI has received a commitment letter (the “Commitment Letter”) that has been executed by Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), Wells Fargo Securities, LLC (“WFS”) and Wells Fargo Bank, National Association (together with WFS, “Wells Fargo” and together with Morgan Stanley and any other initial lenders, the “Initial Lenders”), pursuant to which the Initial Lenders have committed to provide, subject to the terms and conditions of the Commitment Letter, a senior unsecured bridge facility in an aggregate principal amount of up to $3,800.0 million (the “Bridge Facility”). URI expects to finance the transactions contemplated by the Merger Agreement with a combination of newly issued debt and/or borrowings and drawings using existing capacity under the ABL facility. URI currently does not expect to need to use the Bridge Facility.

It is not a condition to the Offer or the Merger that URI or Merger Sub obtains any debt financing in connection with the transactions contemplated by the Merger Agreement (the “Debt Financing”). The Merger Agreement provides that URI and its affiliates shall use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Debt Financing and to consummate the Debt Financing on or prior to the Closing Date. In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions (if any)) (other than as a result of the Company’s breach of any provision of the Merger Agreement or failure to satisfy the conditions set forth therein), then URI and its affiliates shall use reasonable best efforts to obtain alternative financing on terms and conditions, taken as a whole, no less favorable to URI than the terms and conditions set forth in the Commitment Letter.

The foregoing summary of the Bridge Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter entered into by Morgan Stanley and Wells Fargo, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9, and is incorporated herein by reference.

Beneficial Ownership of the Shares

According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor URI, nor to the knowledge of Merger Sub and URI, any of the persons listed in Annex A of the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or URI, beneficially owns any equity security of the Company, and neither Merger Sub nor URI, nor, to the knowledge of Merger Sub and URI, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

(b) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board set forth in the section titled “—Recommendation of the Company Board” in Item 4, investors should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Company Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
John M. Engquist	Executive Chairman of the Board
Bradley W. Barber	Chief Executive Officer
Leslie S. Magee	Chief Financial Officer and Secretary
John McDowell Engquist	Chief Operating Officer and President

Severance Agreements with Executive Officers

The Company is not party to any employment agreements with the executive officers (the “Executive Officers”).

On January 13, 2025, the Compensation Committee approved the terms of severance agreements to be entered into between the Company and each of the Executive Officers shortly following the signing of the Merger Agreement (collectively, the “Executive Severance Agreements” and each an “Executive Severance Agreement”). The Executive Severance Agreements are expected to provide for the following severance payments and benefits in the event that an Executive Officer’s employment is terminated by the Company (or its successor) without “Cause” or an Executive Officer resigns for “Good Reason”, in either case, within two years following the Effective Time: (i) a lump sum amount equal to two-times the Executive Officer’s then-current base salary and target annual bonus for the year of termination (not taking into account any reductions that may give rise to a claim of “Good Reason”), and (ii) if continuation coverage is timely elected under COBRA, continued payment by the Company or an affiliate of the Company of the employer-portion of COBRA premiums for up to 18 months following the date of termination of the Executive Officer’s employment (collectively, the “Severance Benefits”). The Executive Officer’s receipt of the Severance Benefits would be subject to the Executive Officer’s execution and non-revocation of an effective release of claims, and continued compliance with restrictive covenants. In connection with entering into the Executive Severance Agreements, the Executive Officers and the Company have agreed to modify the Executive Officers’ existing restrictive covenant arrangements, or enter into new restrictive covenant arrangements, that would provide for a non-compete and non-solicit period of two years following the employment termination date.

For purposes of the Executive Severance Agreements, “Good Reason” would be defined to include (i) a material diminution in the Executive Officer’s base salary or target annual bonus opportunity; (ii) any material diminution in the Executive Officer’s position, authority, responsibilities or reporting line; (iii) the Company’s material breach of the Executive Severance Agreement or any other agreement with the Executive Officer; or (iv) a relocation of the Executive Officer’s primary work location by more than 25 miles from the Executive Officer’s primary work location. The Executive Severance Agreements may provide that, subject to the applicable Executive Officer’s continued employment with the Company through the Effective Time, and subject to and contingent upon the occurrence of the Effective Time, the Executive Officers’ employment will terminate at the Effective Time (or such alter date agreed to between URI and the applicable Executive Officer) and such termination will constitute a termination for “Good Reason”) under the Executive Severance Agreements.

Deferred Bonuses

The Compensation Committee has historically determined to defer the payment of a portion of any annual cash bonuses earned by the Executive Officers, such that a portion is paid during the first quarter of the calendar year immediately following the calendar year in which such annual bonus was earned, and the remainder is paid in the first quarter of each of the subsequent two calendar years, together with interest at a rate that is reset annually (the “Deferred Annual Bonuses”). To the extent permitted by Section 409A of the Code, the Company may pay the Deferred Annual Bonuses to the Executive Officers upon the earlier to occur of the Effective Time or the Executive Officer’s “separation from service” (within the meaning of Section 409A of the Code), to the extent occurring prior to the regularly scheduled payment date.

As of January 24, 2025, the following Deferred Annual Bonuses are outstanding, which amounts do not include any interest credited with respect to the Deferred Annual Bonuses:

	John M. Engquist Executive Chairman	Bradley W. Barber Chief Executive Officer	Leslie S. Magee Chief Financial Officer	John McDowell Engquist Chief Operating Officer

2023 Deferred Bonus	$649,817	$709,487	$267,167	$275,063

2022 Deferred Bonus	$446,500	$425,000	$176,400	$180,000

As of December 31, 2024, the total amount of interest accrued in respect of Deferred Annual Bonuses for each Executive Officer was $93,186, $96,431, $37,703 and $38,680 for the Executive Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively.

Effect of the Offer and the Merger on Outstanding Shares

If the Executive Officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 24, 2025, the Executive Officers and directors of the Company owned, in the aggregate, 4,467,086 Shares (which, for clarity, excludes Shares issuable upon the settlement of performance-based stock units issued under the Company’s equity plans (the “Company PSUs”) and also excludes restricted Shares of common stock granted under the Company’s equity plans that are unvested (the “Company RSAs”) as of January 24, 2025).

The following table sets forth (1) the number of Shares beneficially owned as of January 24, 2025 by each of the Company’s Executive Officers and directors (which, for clarity, excludes Shares issuable upon the settlement of Company PSUs and also excludes Company RSAs that are unvested as of January 24, 2025) and (2) the aggregate cash consideration that would be payable for such Shares, based on an Offer Price of $92.00 per Share.

	Number of Shares(4)	Cash Value of Shares
Executive Officers
John M. Engquist	2,453,647	$225,735,524
Bradley W. Barber	145,083	$13,347,636
Leslie S. Magee	119,625	$11,005,500
John McDowell Engquist	434,709	$39,993,228
Directors
Bruce C. Bruckmann (1)	1,047,173	$96,339,916
Paul N. Arnold	74,207	$6,827,044
Gary W. Bagley	54,151	$4,981,892
Lawrence C. Karlson(2)	49,547	$4,558,324
Patrick L. Edsell(3)	36,162	$3,326,904
Thomas J. Galligan III	35,962	$3,308,504
Mary P. Thompson	11,419	$1,050,548
Jacob Thomas	3,634	$334,328
Suzanne H. Wood	1,767	$162,564
All executive officers and directors as a group (13 persons)	4,467,086	$410,971,912

(1)

Includes 73,344 shares held in a trust for the benefit of Mr. Bruckmann’s children, for which he is not a trustee, and 171,882 shares held in another trust for the benefit of Mr. Bruckmann’s children, for which he is not a trustee. Mr. Bruckmann expressly disclaims beneficial ownership of all shares except those owned by him directly.

(2)	Includes 2,375 shares held by Mr. Karlson’s spouse.
(3)	Includes 200 shares held by Mr. Edsell’s domestic partner.
(4)

For the avoidance of doubt, does not include Shares of common stock subject to Company PSUs that have not been vested and settled as of January 24, 2025 or any shares of common stock subject to Company RSAs that are unvested as of January 24, 2025.

Effect of the Offer and the Merger on Company Equity Awards

Regarding the Company’s outstanding Company RSAs and Company PSUs (collectively, the “Company Equity Awards”), the Merger Agreement provides for the following:

Each Company PSU and the Company RSAs held by the Executive Officers and certain Company RSAs held by other employees (each, a “Company Single-Trigger RSA”) specified in the Merger Agreement that are, in each case, outstanding as of immediately prior to the Effective Time will be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive an amount in cash equal to the product of (A) the aggregate number of Shares subject to such Company Single-Trigger RSA or Company PSU, as applicable, immediately prior to the Effective Time (together, in the case of Company PSUs, with any accrued and unpaid dividends or dividend equivalents corresponding to such Company PSU, and with the number of Company PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (B) the Offer Price, less any applicable withholding taxes.

Each Company RSA that is not a Company Single-Trigger RSA entitled to receive the cash consideration described above will instead be cancelled and substituted with an award of restricted stock units of URI granted under the URI 2019 Long-Term Incentive Plan in respect of a number of shares of common stock, $0.01 par value, of URI (each, a “Parent RSU”), equal to (rounded down to the nearest whole number) (A) the number of Shares subject to such Company RSA immediately prior to the Effective Time, multiplied by (B) (x) $92.00 divided by (y) the volume weighted average of the closing sale prices per share of the common stock, $0.01 par value, of URI on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the date on which the closing of the Merger occurs. Except as specifically provided in the Merger Agreement, following the Effective Time, each Parent RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable to the holder of such Parent RSU than the forfeiture conditions that were applicable to the corresponding Company RSA immediately prior to the Effective Time. None of the Executive Officers hold any Company RSAs that are not Company Single-Trigger RSAs.

For an estimate of the amounts that would be payable to each of our Executive Officers with respect to his or her outstanding Company PSUs and Company RSAs, see the section titled “—Quantification of Payments Related to Company Equity Awards” below. As of January 24, 2025, none of the non-employee directors hold any unvested equity-based awards.

Quantification of Payments Related to Company Equity Awards

The Company’s Executive Officers hold Company Equity Awards which, pursuant to the Merger Agreement, will be treated as set forth in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards.” The following table identifies for each of the Executive Officers the number of Shares subject to his or her Company Equity Awards outstanding as of January 24, 2025 that will be cancelled in exchange for the cash payment described above in connection with the Merger, as well as the value of accrued and unpaid dividend equivalents corresponding to the Shares subject to Company PSUs as of January 24, 2025.

In addition, the following table assumes that no Company PSUs will settle, no Company RSAs will vest, and no dividends will be paid with respect to Shares between January 24, 2025 and the closing of the Merger, and that no additional Company RSAs or Company PSUs are granted between January 24, 2025 and the closing of the Merger.

	Company PSUs
	Number of Shares of Common Stock Subject to Company PSUs (1)	Total Cash Value of Company PSUs (1)	Total Cash Value of Accrued and Unpaid Dividend Equivalents ($)(2)	Number of Company Single- Trigger RSAs	Total Cash Value of Company Single- Trigger RSAs (3)	Total Equity Award Consideration
Executives
John M. Engquist	100,052	$9,204,784	$275,143	26,060	$2,397,520	$11,877,447
Bradley W. Barber	219,520	$20,195,840	$603,680	70,803	$6,513,876	$27,313,396
Leslie S. Magee	65,116	$5,990,672	$179,069	16,988	$1,562,896	$7,732,637
John McDowell Engquist	56,474	$5,195,608	$155,304	14,488	$1,332,896	$6,683,808

(1)

To estimate the value of payments for Company PSUs, Company PSUs are shown assuming “maximum” achievement of the applicable performance conditions, which is equal to 200% of the target number of Company PSUs, multiplied by $92.00. As described above, the Merger Agreement provides that, for purposes of calculating the number of Company PSUs receiving cash consideration, the number of Company PSUs will be deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time.

(2)	Represents accrued and unpaid dividend equivalents with respect to Company PSUs as of January 24, 2025.
(3)

To estimate the value of payments for Company Single-Trigger RSAs, the aggregate number of Shares subject to the Company Single-Trigger RSAs was multiplied by $92.00. None of the Executive Officers hold any Company RSAs that are not Company Single-Trigger RSAs.

Future Arrangements with URI

Between the date of the Merger Agreement and the closing of the Merger, it is possible that employees of the Company and its subsidiaries, including Executive Officers, will enter into new compensation arrangements with URI or any of its subsidiaries. Any such arrangements will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all and neither the Offer nor the Merger is conditioned upon any Executive Officer or director of the Company entering into any such agreement, arrangement or understanding.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s Executive Officers. The Executive Officers are the only “named executive officers” of the Company for purposes of Item 402(t) of Regulation S-K. The table below assumes that: (a) the Effective Time occurred on January 24, 2025; (b) the price per Share in the Offer is $92.00 (the Offer Price); (c) the Executive Officer’s annual base salary and target annual bonus amount remain unchanged from those in effect as of the Effective Time; (d) the unvested Company Single-Trigger RSAs and Company PSUs held by the Executive Officers and outstanding as of the Effective Time will be canceled in exchange for the consideration described in the preceding subsections; (e) a qualifying termination of each Executive Officer’s employment (i.e., a termination without Cause, or for Good Reason) occurs immediately following the Effective Time in a manner entitling the Executive Officers, to receive the severance benefits under the Executive Severance Agreements other than accrued but unpaid obligations; (f) no Executive Officer receives any additional equity grants, no shares of Company RSAs or Company PSUs will vest or be settled, as applicable, and no dividends will be paid with respect to Shares on or prior to the Effective Time; (g) no Executive Officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described herein; (h) no payments are delayed due to Section 409A of the Code; and (i) the Executive Officers will be paid any earned bonuses at the time when bonuses are typically paid, and such bonuses are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation.

This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

For purposes of this discussion, “single-trigger” refers to benefits that arise solely as a result of the closing, and “double-trigger” refers to benefits that require two conditions, which are the closing as well as a qualifying termination of employment following the Effective Time, as applicable.

Potential Change in Control Payments to Named Executive Officers

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
John M. Engquist	$3,572,000	$11,877,447	$10,399	$1,189,503	$16,649,349
Bradley W. Barber	$4,020,000	$27,313,396	$17,604	$1,230,918	$32,581,918
Leslie S. Magee	$1,890,000	$7,732,637	$7,433	$481,270	$10,111,340
John McDowell Engquist	$1,869,000	$6,683,808	$26,847	$493,743	$9,073,398

(1)	The amounts shown above reflect a lump sum payment equal to two-times the sum of (a) Executive Officer’s annual base salary and (b) target annual bonus, which amount will be paid on the 60th day following the termination of employment. These cash severance amounts are “double-trigger” benefits triggered upon a termination by the Company without Cause or resignation by the Executive Officer for Good Reason. The Executive Officer’s receipt of the Severance Benefits would be subject to the Executive Officer’s execution and non-revocation of an effective release of claims, and continued compliance with restrictive covenants. In connection with entering into the Executive Severance Agreements, the Executive Officers and the Company have agreed to modify the Executive Officers’ existing restrictive covenant arrangements, or enter into new restrictive covenant arrangements, that would provide for a non-compete and non-solicit period of two years following the employment termination date.
(2)

As described in more detail in the sections above titled “—Effect of the Offer and the Merger on Company Equity Awards”, at the Effective Time any outstanding Company PSUs and Company Single-Trigger RSAs will vest and be cancelled in consideration for the right to receive the Offer Price (with the number of Company PSUs being deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time, but for purposes of the table below are assumed to be earned based on “maximum” performance), less any required withholding taxes.

Set forth in the table below are the values of each type of unvested equity-based award that, in each case, would vest on closing of the Merger based on the assumed Effective Time of January 24, 2025, as well as the corresponding amount of accrued but unpaid dividends with respect to Company PSUs. These amounts are payable on a “single trigger” basis.

Name	Company PSUs	Accrued and Unpaid Dividend Equivalents	Company Single-Trigger RSAs	Total ($)
John M. Engquist	$9,204,784	$275,143	$2,397,520	$11,877,447
Bradley W. Barber	$20,195,840	$603,680	$6,513,876	$27,313,396
Leslie S. Magee	$5,990,672	$179,069	$1,562,896	$7,732,637
John McDowell Engquist	$5,195,608	$155,304	$1,332,896	$6,683,808

(3)

Represents premiums for COBRA continuation coverage, based on rates in effect on January 24, 2025, for up to 18 months. The premiums for COBRA continuation coverage are payable only following a qualifying termination of employment. For purposes of quantifying health care benefits, reflects assumptions used for financial reporting purposes under generally accepted accounting principles.

(4)

Includes the amount of any Deferred Annual Bonuses, including amounts accrued in respect to interest through January 24, 2025. As described above, these “single trigger” amounts have already been earned by the applicable Executive Officer without regard to the Merger, but, to the extent permitted by Section 409A of the Code, the Company may pay the Deferred Annual Bonuses to the Executive Officers upon the earlier to occur of the Effective Time or the Executive Officer’s “separation from service” (within the meaning of Section 409A of the Code), to the extent occurring prior to the regularly-scheduled payment date of the applicable Deferred Annual Bonus.

Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation, dated as of January 26, 2006 (the “Charter”), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Charter includes provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent permitted by Section 145 of the DGCL. In addition, the Company’s Amended and Restated Bylaws, as in effect on January 28, 2025 (the “Bylaws”), include provisions that require the Company to provide indemnification to the fullest extent permitted by the DGCL to directors, officers, employees or agents of the Company and certain other persons serving at the request of the Company in related capacities (the “Indemnitees”) against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is threatened to be made a party by reason of the fact that he or she holds any of such positions. Moreover, the Bylaws include provisions that the Company will advance expenses actually and reasonably incurred by an Indemnitee in connection with any such proceeding upon receipt of (i) a written affirmation by such Indemnitee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under the Bylaws and (ii) a written undertaking by or on behalf of such Indemnitee to repay such amount if it is ultimately determined that such Indemnitee is not entitled to be indemnified by the Company.

The Merger Agreement provides that URI has agreed to cause the Surviving Corporation to honor and fulfill the obligations of the Company and its subsidiaries pursuant to any indemnification agreements made available to URI between the current or former directors or officers of the Company or any of its subsidiaries (each, an “Indemnified Person”) for any acts or omissions occurring prior to the Effective Time. For a period of six (6) years after the Effective Time, URI has agreed to cause the Surviving Corporation to (i) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain indemnification, exculpation and expense advancement provisions that are at least as favorable as those set forth in the Charter, the Bylaws and similar organizational documents of the Company’s subsidiaries as of January 13, 2025 and (ii) not amend, repeal or otherwise modify such provisions in any adverse matter, except as required by applicable law.

For a period of six (6) years after the Effective Time, URI has agreed to cause the Surviving Corporation to, to the fullest extent permitted under law, the Charter, the Bylaws and similar organizational documents of the Company’s subsidiaries as of January 13, 2025, or pursuant to any indemnification agreements in effect on January 13, 2025, indemnify and hold harmless all Indemnified Persons against all costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding (as defined in the Merger Agreement), whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or any of their respective affiliates to the extent such action or omission, or alleged action or omission, occurred prior to the Effective Time and (ii) the Merger and any actions taken with respect thereto. The rights of each Indemnified Person are in addition to any rights such person may have under the certificate of incorporation or bylaws (or similar organizational documents) of the Company and the Surviving Corporation or any of their subsidiaries, or under any law or under any agreement of any Indemnified Person with the Company or any of its subsidiaries.

The Merger Agreement provides that the Company will, or if the Company is unable to, URI will cause the Surviving Corporation to, purchase a prepaid “tail” policy with respect to the Company’s directors’ and officers’ liability insurance in effect on January 13, 2025 (the “D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier, provided that the premium payable for such “tail” policy will not exceed 300% of the amount per annum the Company paid in its last full fiscal year (such maximum amount, the “Maximum Annual Premium”) and if the cost for such “tail” policy exceeds the Maximum Annual Premium, then the Company will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier. If the Company or the Surviving Corporation fails to obtain such “tail” policy as of the Effective Time, for a period of six (6) years after the Effective Time, URI will cause the Surviving Corporation to maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms that are equivalent to those of the D&O Insurance or, if the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws and the Merger Agreement, which are filed as Exhibits (e)(2), (e)(3) and (e)(1), respectively, to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the time Merger Sub accepts, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer, the compensation committee of the Company Board will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 16 Matters

The Merger Agreement provides that, prior to the time Merger Sub irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)) will take all steps reasonably necessary or advisable to cause any dispositions of Shares (including any derivative securities with respect to Shares) resulting from the Transactions contemplated by the Merger Agreement by each individual who is a director or officer subject to the reporting requirements of Section 16(a) of the Exchange Act of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on January 13, 2025, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, and declared it advisable to enter into the Merger Agreement with URI and Merger Sub, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of the Merger Agreement, the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions of the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A joint press release, dated January 14, 2025, issued by the Company and URI announcing the Merger Agreement is filed as Exhibit (a)(5)(1) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background of the Transactions and Reasons for the Company Board’s Recommendation.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to and immediately followed the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the members of the Company Board, the representatives of the Company or other parties, including URI.

The Company Board and senior management regularly evaluate the Company’s strategic direction, ongoing business plans, performance and prospects in the context of the construction rental equipment industry with a view toward strengthening the Company’s business and financial performance and enhancing long-term stockholder value.

From time to time for more than a decade, John Engquist, Executive Chairman of the Company Board, has had informal conversations with representatives of URI at industry conferences but did not discuss a potential transaction involving URI and the Company. In August 2024, a consultant suggested Mr. Engquist meet with Michael Kneeland, Chairman of URI’s board of directors (the “URI Board”), over lunch to get acquainted.

On August 29, 2024, Mr. Engquist met with Mr. Kneeland over lunch. During the meeting, Mr. Engquist and Mr. Kneeland discussed trends in the construction rental equipment industry and the specialty rental market, among other topics. Similar to prior communications from representatives of URI from time to time, Mr. Kneeland noted that if the Company ever decided to evaluate strategic alternatives, URI would be interested in exploring an acquisition of the Company.

On September 25, 2024, the Company Board held a regularly scheduled meeting with members of the Company’s senior management team and representatives of Milbank LLP (“Milbank”), counsel to the Company, in attendance. During the executive session portion of the meeting, Mr. Engquist spoke with the members of the Company Board about some of the challenges facing the Company. Mr. Engquist also provided an update regarding his conversation with Mr. Kneeland on August 29. After further discussion of the Company’s current plan and outlook, the Board authorized Mr. Engquist to speak further with Mr. Kneeland about a potential transaction to determine the level of URI’s interest.

On October 9, 2024, Mr. Engquist met with Mr. Kneeland again and indicated that the Company would like to better understand the level of URI’s interest. Mr. Kneeland indicated that the URI Board viewed a price “in the $80.00s” per share as a reasonable valuation of the Company. A price of $80.00 per share represented a premium of 55.9% over the closing stock price of Company common stock on October 8, 2024. Following his meeting with Mr. Kneeland, Mr. Engquist informed the members of the finance committee, a standing committee of the Company Board responsible for working with the executive team to monitor the Company’s finances and provide financial oversight (the “Finance Committee”) of Mr. Kneeland’s proposed price range. The members of the Finance Committee indicated this was not an attractive price based on their current understanding of the Company’s forecast and alternatives, and Mr. Engquist then communicated the Finance Committee’s view to Mr. Kneeland. Mr. Kneeland responded that the URI Board might consider a higher price upon further evaluation and proposed a meeting including the chief executive officers of URI and the Company. Mr. Engquist agreed that a meeting including the chief executive officers would be helpful as the Company and URI evaluated whether to move forward with exploring a potential transaction.

On October 15, 2024, the URI Board held a regular meeting with members of senior management in attendance. During a board-only executive session at the end of that meeting, a potential acquisition of the Company was discussed.

On November 4, 2024, Mr. Engquist and Brad Barber, Chief Executive Officer of the Company, held a meeting with Mr. Kneeland and Matthew Flannery, Chief Executive Officer of URI. During the meeting, a potential acquisition of the Company by URI was discussed, and Mr. Flannery indicated the URI Board viewed a per share price “in the upper $80.00s” as a reasonable offer. Mr. Engquist and Mr. Barber indicated they did not expect that would be an attractive offer to the Company Board. Following the meeting, Mr. Flannery called Mr. Barber and informed him that upon further evaluation, the URI Board would consider a price of $90.00 per share. A price of

$90.00 per share represented a 73.4% premium over the closing stock price of Company common stock on November 1, 2024. Mr. Barber told Mr. Flannery he would discuss this with members of the Company Board.

On November 12, 2024, the Finance Committee held a special meeting, with members of the Company’s senior management team in attendance. The Finance Committee discussed the $90.00 per share price proposed by Mr. Flannery and, after considering the Company’s outlook and alternatives, determined to raise the proposal with the balance of the Company Board at an upcoming meeting.

On November 13, 2024, Mr. Barber spoke with Mr. Flannery. During this call, Mr. Flannery emphasized that the proposed $90.00 per share price was more than 7x the Company’s Adjusted EBITDA.

On November 14, 2024, Mr. Barber spoke with Mr. Flannery with respect to the status of the confidentiality agreement between the two companies. Later that day, URI signed a confidentiality agreement with the Company pursuant to which, among other terms, URI agreed to a one-year standstill. On January 13, 2024, in connection with the execution of the Merger Agreement, URI signed an amendment to the confidentiality agreement, agreeing to a mutual non-solicit/non-hire of certain classes of employees of the Company and URI. For more information, see the section titled “Conflicts of Interest—Arrangements with URI and Merger Sub—Confidentiality Agreements.”

On November 15, 2024, the Company Board held a regular meeting with members of the Company’s senior management team and representatives of Milbank in attendance. During a board-only executive session at the end of that meeting, with the representatives of Milbank present, Mr. Engquist summarized his most recent discussions with representatives of URI regarding a potential acquisition, including the $90.00 per share price. Among other matters, the Company Board discussed the current and historical performance of the Company, the Company’s current plan and outlook including potential avenues for growth, the credibility and economic wherewithal of URI, as well as the identity and likelihood of other potential acquirers. The Company Board also inquired regarding the Company Board’s fiduciary duties with respect to the conversations with URI. Following a discussion of the Company Board’s fiduciary duties led by representatives of Milbank, the Company Board requested that management, working with the Finance Committee, update the Company’s five-year projections, to assist the Company Board in its further consideration of the $90.00 per share price. The Company Board then discussed whether to engage a financial advisor. After discussion, in light of the industry and financial sophistication of management and the Company Board, the Company Board’s expectation that a financial advisor could be brought up to speed relatively quickly and concerns regarding a potential leak, the Board determined to not engage a financial advisor at that time.

On the morning of November 26, 2024, the Finance Committee held a special meeting with members of the Company’s senior management team in attendance. The Finance Committee requested that management provide five-year downside and upside projections in addition to the five-year base case so that the Finance Committee could discuss all three scenarios. Later that same day, the Finance Committee held another special meeting. Management presented the revised projections, including five-year base case, downside and upside projections for the business, and solicited feedback from the Finance Committee. For more information, see “Additional Information—Certain Company Management Forecasts.” Following discussion, the Finance Committee directed Company management to further adjust the financial materials based on the discussions and share updated materials with the Company Board at an upcoming meeting the following day.

On November 27, 2024, the Company Board held a special meeting, with members of the Company’s senior management team and representatives of Milbank in attendance. The Company Board discussed the current and historical performance of the Company, including some of the challenges facing the Company. Mr. Engquist also provided an overview of his prior conversations with representatives of URI, and the Finance Committee and the Company’s senior management team led the Company Board in a discussion of the five-year base case, downside and upside projections that were provided to the Company Board prior to the Company Board meeting. For more information, see “Additional Information—Certain Company Management Forecasts.” After discussion and questions, the Company Board considered alternatives, including rejecting the proposal and continuing on a stand-alone basis with its current plan, providing a counterproposal, and soliciting other potential parties that may be interested in acquiring or engaging in a strategic transaction with the Company. With respect to soliciting other potential parties, the Board discussed the likely parties, their financial wherewithal in light of the $90.00 per share price proposed by URI, the potential impact on timing and the likelihood that URI may no longer be interested in engaging with the Company, if the Company began engaging with additional potentially interested parties. The Company also discussed the inclusion of a go-shop construct in a potential definitive transaction agreement as a means of ensuring a post-signing market check in order to give other potentially interested parties an opportunity to make a proposal to acquire the Company, and determined that they would prefer to include a go-shop in any definitive transaction agreement. After further questions and discussion, the Finance Committee recommended that the Company Board instruct management to make a counterproposal of $95.00 per share to URI. $95.00 per share represented a 57.6% premium over the closing stock price of Company common stock on November 26, 2024. In giving its recommendation, the Finance Committee noted, among other things, that the Company’s common stock had not traded at a multiple greater than 7x Adjusted EBITDA since 2014, that URI was the most logical buyer for the business and, given its apparent high level of interest, industry sophistication and financial capacity, was well positioned to move quickly to reach an agreement. After discussion, the Company Board approved the Finance Committee’s recommendation and directed management to deliver the $95.00 per share counterproposal to URI. The Company Board again discussed hiring a financial advisor, noting a preference for BofA Securities, Inc. (“BofA Securities”) or another nationally recognized investment bank given each firm’s familiarity with the equipment rental industry and expertise in mergers and acquisitions. However, after discussion, the Company Board again determined to wait to reach out to potential financial advisors until later in the discussions with URI, given the industry experience and financial expertise of management and the Company Board. The Company Board also viewed the risk of leaks as outweighing the benefits of engaging a financial advisor at this time and believed that it would be possible to get a financial advisor up to speed relatively quickly if the Company Board continued to explore a potential transaction. Representatives of Milbank then provided an overview to the Company Board of its fiduciary duties in connection with the review and evaluation of a potential transaction and responded to questions from the Company Board.

Later on November 27, 2024, Mr. Barber and Mr. Engquist spoke with Mr. Flannery. During this call, Mr. Barber and Mr. Engquist, as directed by the Company Board, communicated a counterproposal of $95.00 per share. Mr. Flannery noted that URI had stretched to reach $90.00 per share, but that he would discuss the proposed price with the URI Board. Mr. Flannery also inquired as to whether the Company would be open to a transaction that was contingent on URI’s receipt of debt financing. Mr. Barber stated that he did not expect the Company Board would be open to a transaction contingent on receipt of debt financing. Mr. Barber then suggested the parties’ respective counsel discuss regulatory and financing considerations.

On November 29, 2024, Mr. Flannery informed Mr. Engquist and Mr. Barber that he had discussed the Company’s counterproposal of $95.00 per share with the URI Board. Mr. Flannery stated that the URI Board was still discussing the price and that representatives of URI would reach out to representatives of the Company after the Thanksgiving holiday weekend.

On December 2, 2024, Mr. Flannery called Mr. Engquist and Mr. Barber and shared that the URI Board was willing to offer $92.00 in cash per share, but he indicated that the URI Board had arrived at this price only after much deliberation. Mr. Flannery also stated that URI wanted to structure the acquisition of the Company as a cash tender offer for all outstanding shares, followed by a merger to be effected pursuant to Section 251(h) of the DGCL, and without a go-shop period. A price of $92.00 in cash per share represented a 54% premium over the closing stock price of Company common stock on November 29, 2024. Mr. Barber and Mr. Engquist responded that they would inform the Company Board of URI’s latest proposal.

On December 3, 2024, the Company Board held a special meeting, with members of the Company’s senior management team and representatives of Milbank in attendance. Mr. Engquist provided an update on the URI’s latest proposal, and representatives of Milbank then discussed the key differences between a one-step merger and a two-step tender offer/merger structure. The Company Board again discussed its desire for a post-signing go-shop period since the Company had not solicited interest from other parties prior to receipt of URI’s offer, and felt that the risks of doing so now outweighed the potential benefits. The representatives of Milbank and the Company Board then discussed retaining an investment banker to assess the valuation of the Company and to provide general financial advice throughout the proposed transaction. The Company Board determined that BofA

Securities was best positioned to provide advice on a potential sale of the Company based on their reputation, experience and knowledge of the equipment rental space. At the close of the meeting, the Company Board directed Messrs. Barber and Engquist to reach out to BofA Securities, an investment bank, to determine if BofA Securities had conflicts with URI and to discuss a possible engagement. The representatives of the Company Board then directed members of management to immediately contact representatives of URI to emphasize the importance of the go-shop provision. The Company Board also instructed Milbank to prepare and share a draft merger agreement with URI’s outside counsel, Sullivan and Cromwell LLP (“S&C”), which draft would include, inter alia, a go-shop, no financing contingency and a “hell or high water” antitrust efforts covenant.

Also on December 3, 2024, following the adjournment of the special meeting of the Company Board, Messrs. Barber and Engquist had a call with Mr. Flannery to emphasize that, while he expected the Company Board might be willing to consider an offer price of $92.00 per share, it was opposed to any transaction without a post-signing go-shop period. Later on December 3, 2024, Mr. Barber also had a call with representatives of BofA Securities, regarding the possible engagement of BofA Securities as a financial advisor to the Company.

On December 4, 2024, Messrs. Engquist and Barber communicated to Mr. Flannery that, in order to consider the proposed price of $92.00 per share, the Company needed an understanding of URI’s stance on key transaction terms. That same day, representatives of Milbank and representatives of S&C discussed certain key terms of a potential transaction between the Company and URI, including URI’s proposed structure of a tender offer, the inclusion of a go-shop period, antitrust considerations and the Company Board’s expectation that the transaction would not be contingent on URI’s receipt of debt financing. The representatives of Milbank also informed the representatives of S&C that the Company was in the process of obtaining a financial advisor. The representatives of Milbank and S&C also agreed that their antitrust teams would meet separately to discuss antitrust considerations. Later on December 4, 2024, URI sent the Company an initial due diligence request list, which representatives of Milbank and the Company reviewed and began preparing responses.

On December 5, 2024, Mr. Barber communicated to Mr. Flannery that the forthcoming draft of the Merger Agreement would include a two-step tender offer structure.

On December 6, 2024, representatives of the antitrust teams of Milbank and S&C discussed antitrust considerations, with the representatives of Milbank noting the initial draft merger agreement Milbank shared with S&C would include a “hell or high water” antitrust efforts covenant.

On December 10, 2024, representatives of Milbank provided a draft of the Merger Agreement to representatives of S&C. The draft included a two-step all cash tender offer structure, a “hell or high water” antitrust efforts covenant together with an outside date of 12 months post-signing, a 45-day go-shop period, no financing contingency and a 3% company termination fee that was reduced to 50% of that amount for a superior proposal sourced during the go-shop period. The draft Merger Agreement also contemplated that all outstanding Company equity awards would be accelerated and paid out in cash in connection with closing (with performance-based awards being paid out based on the greater of actual and target level performance). Later that day, Mr. Barber spoke with Mr. Flannery to discuss open items in the Merger Agreement.

Later on December 10, 2024, the Company Board held a meeting, with members of the Company’s senior management team and representatives of Milbank in attendance. Messrs. Barber and Engquist and representatives of Milbank discussed the proposed terms of the engagement letter with BofA Securities. The Company Board directed Messrs. Barber and Engquist, working with Milbank, to finalize the engagement letter on terms consistent with the Company Board’s discussions. From this date until its execution on December 26, 2024, the representatives of the Company Board with the assistance of Milbank negotiated the engagement letter with representatives of BofA Securities. Representatives of Milbank then provided the Company Board with an overview of the draft Merger Agreement provided to S&C earlier that day.

On December 11, 2024, Mr. Flannery and Messrs. Barber and Engquist spoke several times regarding the potential engagement of BofA Securities as a financial advisor to the Company. Mr. Flannery informed Messrs. Barber and Engquist that Bank of America, N.A. (“BANA”), an affiliate of BofA Securities, and/or certain of BANA’s affiliates acted in various capacities with respect to URI’s existing revolving and term loan credit facilities, including as agent, left lead, joint bookrunner, co-lead arranger and lender, and that URI was considering utilizing BofA Securities as a financing source for the potential acquisition of the Company. Later that day, Messrs. Barber and Flannery had a call to discuss, and Mr. Barber noted that BofA Securities was the Company’s preferred choice of financial advisor, given their familiarity with the equipment rental industry and expertise in mergers and acquisitions. After discussion, Mr. Flannery confirmed that URI would utilize an alternative financing source for a potential transaction if the Company engaged BofA Securities.

On December 12, 2024, the Company Board approved the budget for the 2025 fiscal year prepared by the Company’s senior management team and reviewed by the Company Board. the Company’s senior management then updated the projections approved by the Company Board at its November 27 meeting to replace the inputs from the estimated 2025 budget with inputs from the final 2025 budget approved by the Company Board. Management then provided the projections to BofA Securities on December 16, 2024. For more information, see the section titled “Certain Company Management Forecasts—Certain Unaudited Prospective Financial Information.”

On December 13, 2024, members of the Company’s senior management met via teleconference with representatives of Milbank and BofA Securities. Representatives of BofA Securities provided an overview of the services BofA Securities could offer as financial advisor to the Company Board in connection with a potential transaction with URI, which management shared with the Company Board. Representatives of BofA Securities also provided customary relationship disclosures to the Company Board, which included disclosure of BANA and/or its affiliates prior relationship with URI in connection with its existing revolving credit and term loan credit facilities. During this call, the parties also discussed the proposed scope of due diligence materials to be provided to URI.

Also on December 13, 2024, the URI Board held a meeting with members of URI’s senior management team in attendance, during which members of management presented on the proposed transaction.

On December 15, 2024, representatives of Milbank received a revised draft of the Merger Agreement from representatives of S&C, accepting the go-shop concept but proposing a go-shop period of 20 days and rejecting the “hell or high water” antitrust efforts covenant. The revised draft also proposed a break fee of 4% (although it generally accepted that the fee was reduced to 50% of that amount during the go-shop period), introduced a 15-business day debt financing marketing period, proposed an outside date of 120 days (with an optional 30-day extension if HSR approval is not obtained within 120 days) and indicated that URI would expect a rollover of all Company equity awards to the extent permitted by existing contractual terms.

On December 16, 2024, members of the Company’s senior management met via teleconference with representatives of Milbank and BofA Securities. Representatives of Milbank provided an overview of the draft Merger Agreement received from URI on December 15, 2024.

On December 17, 2024, members of the Company’s senior management met via teleconference with representatives of Milbank and BofA Securities to discuss open items in the draft Merger Agreement, including the go-shop period and URI’s proposed financing provisions. A discussion ensued, after which the Company instructed representatives of Milbank to prepare a revised draft of the Merger Agreement to share with S&C which would include a 42-day go-shop period, no marketing period, acceleration and cash-out of all Company equity awards, an outside date of twelve months post-signing, a 3% break fee (outside of the go-shop period) and a requirement that the parties use reasonable best efforts to obtain antitrust clearance (including through litigation on the merits, divestitures and refraining from engaging in other acquisitions during the pendency of HSR review).

On December 19, 2024, URI was granted access to a virtual data room (the “VDR”) containing certain confidential due diligence materials. From this date until execution of the Merger Agreement, URI continued to conduct due diligence on the Company.

On December 20, 2024, URI signed a clean team agreement with the Company. For more information, see the section titled “Conflicts of Interest—Arrangements with URI and Merger Sub—Confidentiality Agreements.”

On December 21, 2024, representatives of Milbank provided an updated draft of the Merger Agreement to representatives of S&C. The draft Merger Agreement proposed, among other things, the additional changes discussed with Company management on December 17.

Later on December 21, 2024, representatives of BofA Securities spoke with Alfredo Barquin, Vice President of Business Development of URI. During this call, Mr. Barquin highlighted URI’s diligence needs and emphasized that there were material differences in terms in the updated draft of the Merger Agreement that would need to be resolved.

On December 22, 2024, Messrs. Barber and Flannery discussed the open items in the draft Merger Agreement. Mr. Flannery expressed that there were significant differences between the parties’ positions on key terms and indicated that representatives of S&C would share a draft Merger Agreement with representatives of Milbank in the coming days.

Later on December 22, 2024, representatives of BofA Securities spoke with Messrs. Flannery and Barquin to discuss the latest draft Merger Agreement. Mr. Flannery emphasized URI’s need for a debt financing marketing period and proposed a 12-business day marketing period (rather than the 15-business day period previously proposed). Mr. Flannery stated that URI would be willing to negotiate the length of the go-shop provision. However, Mr. Flannery stated that URI would not agree to an outside date beyond the 120 days (with an optional 30-day extension if HSR approval is not obtained within 120 days) proposed in their last draft, based on URI’s belief and expectation that the transaction would receive antitrust clearance expeditiously and, if not, the parties could at that time agree, as appropriate, on an alternative path forward.

On December 23, 2024, members of the Company’s senior management team met via teleconference with representatives of Milbank and BofA Securities. The parties discussed the ongoing due diligence process and noted that URI’s due diligence review continued apace.

On December 24, 2024, representatives of S&C sent representatives of Milbank a revised draft Merger Agreement, which, among other things, revised the go-shop period to 25 days, reintroduced the marketing period concept (but with a reduced 12-business day period), increased the break fee outside of the go-shop period to 4%, adjusted the outside date to 120 days (with an optional 30-day extension if HSR approval is not obtained within 120 days), provided for the rollover of eligible Company equity awards into URI equity awards, other than Company equity awards that by their terms would become vested upon the closing, which awards would be cashed out at closing, and provided that URI would not be required to litigate or make divestitures to obtain antitrust approval.

On December 26, 2024, members of the senior management of the Company met with representatives of Milbank and BofA Securities to discuss the draft Merger Agreement sent by S&C on December 24, 2024. After discussion, the parties concluded that key points in the Merger Agreement remained open and resolved to schedule a meeting with the Company Board to discuss the open issues. Later that day, Mr. Barber spoke with Mr. Flannery to discuss open points in the Merger Agreement.

On December 27, 2024, the Company Board held a special meeting, with members of the Company’s senior management team and representatives of Milbank and BofA Securities in attendance to discuss the draft Merger Agreement received from S&C on December 24, 2024. Representatives of Milbank noted the key terms in the draft merger agreement that remained open issues, including the length and details of the post-signing go-shop period, the inclusion of a debt financing marketing period, the outside date and URI’s efforts to obtain antitrust approval and rollover of certain of the Company equity awards into URI equity awards (as opposed to the cash out of all of the Company equity awards). Following discussion, the Company Board instructed Milbank to increase the length of the go-shop period to 35 days in the next draft of the Merger Agreement. With respect to the marketing period, Milbank and the Company Board discussed the risk to closing certainty, noting that the inclusion of a marketing period generally did not increase closing risk but that URI’s proposed required financial information to be provided by the Company presented some potential uncertainty. The Company Board instructed Milbank to engage with S&C to narrow the scope of required information to provide the Company more certainty if the Company were to agree to a marketing period. Representatives of Milbank also discussed the antitrust provisions with the Company Board, noting that the outside date proposed by URI was significantly shorter than that proposed by the Company. The Company Board and Milbank also discussed the relative scope of antitrust risk in the proposed transaction. Mr. Engquist and representatives of BofA Securities informed the Board that Mr. Flannery had indicated that the URI would not agree to any lengthening of the interim period.

Following further discussion, the Company Board instructed BofA Securities, Milbank and senior management to engage, as appropriate, with URI and S&C on the antitrust provisions, including with respect to proposing a potential antitrust reverse break fee, the marketing period and go-shop related matters to determine whether the parties would be able to find a path forward on key issues. The Company Board also noted that the respective commercial teams would continue to discuss treatment of equity awards.

On December 27, 2024, representatives of BofA Securities spoke with Messrs. Flannery and Barquin regarding the Company’s feedback with respect to the positions raised by Messrs. Flannery and Barquin during their December 22 call with BofA Securities.

On December 28, 2024, representatives of BofA Securities spoke with Messrs. Flannery and Barquin on antitrust and go-shop related matters.

On December 29, 2024, representatives of Milbank spoke with representatives of S&C on financing matters, including the scope of the proposed required information. Mr. Barber also spoke with Mr. Flannery, who stated that URI would not agree to a reverse break fee. However, Mr. Flannery indicated URI was open to a 35-day go-shop period and would aim to work with the Company on that open issue.

Later on December 29, 2024, the Company Board held a special meeting, with members of the Company’s senior management team and representatives of Milbank and BofA Securities in attendance to discuss the results of the discussions among BofA Securities, Milbank, the Company’s senior management, URI and S&C. Representatives of BofA Securities reported that, with respect to antitrust efforts, URI confirmed that it would agree to not engage in other transactions during the pendency of the transaction with the Company that would be reasonably likely to materially delay receipt of antitrust clearance. However, URI reiterated that it would not agree to an outside date longer than 120 days post-signing (with an optional 30-day extension if antitrust clearance is not obtained within 120 days). Representatives of Milbank reported that S&C had agreed to a tighter scope of information required to be provided by the Company in connection with the marketing period. Members of the Company’s senior management team confirmed that they believed the Company would reasonably be able to provide the requested information, and Mr. Barber provided an overview of his conversation with Mr. Flannery. Following further discussion, the Board instructed Milbank to share a revised draft of the Merger Agreement including a 35-day go-shop period, accepting the marketing period concept with the narrower scope of required information as discussed between Milbank and S&C and increasing the break fee to 3.5%. The Company Board also instructed Milbank to accept URI’s proposed outside date but to revise the antitrust efforts provision such that URI could not engage in other acquisitions during the pendency of the transaction with the Company that could reasonably be expected to impose any delay on receipt of antitrust clearance. As part of its discussions, the Company Board also noted that the treatment of Company equity awards remained subject to discussion, with both parties seeking to come to an agreement on a partial cash-out of awards, with the remainder rolled over into URI equity awards. Following that meeting, Mr. Barber provided Mr. Flannery with an update regarding the Company’s position with regard to the open items in the Merger Agreement.

On December 31, 2024, Mr. Barber spoke with Mr. Flannery and Craig Pintoff, Executive Vice President and Chief Administrative Officer of URI, regarding treatment of certain human resources and benefits matters under the Merger Agreement.

On January 1, 2025, representatives of Milbank provided a revised draft of the Merger Agreement to representatives of S&C reflecting the Company Board’s positions.

On January 2, 2025, Mr. Barber spoke with Mr. Flannery to discuss the terms of a proposed amendment to the confidentiality agreement between the Company and URI.

On January 5, 2025, representatives of Milbank received a draft of the Merger Agreement from representatives of S&C. Among other things, the revised draft accepted the Company’s proposals of a 35-day go-shop period and a narrowed approach on required information. However, the draft provided that the required information to be provided by the Company in connection with the marketing period had to remain compliant throughout the marketing period, increased the break fee to 3.75% and provided that URI could engage in alternative acquisitions that could not reasonably be expected to impose a material delay on obtaining antitrust approval.

On January 6, 2025, Mr. Barber spoke with Mr. Flannery to discuss open items in the Merger Agreement.

On January 8, 2025, the Company Board held a special meeting, with members of the Company’s senior management team and representatives of BofA Securities and Milbank in attendance. Milbank provided an overview of the latest draft Merger Agreement received from S&C, and the Company Board asked questions of the representatives of Milbank. In particular, the Company Board discussed the requirement that information remain compliant throughout the marketing period, noting that they did not expect any financial information to be noncompliant given the low likelihood of the Company having to amend its financials. The Company Board also discussed the importance of a restriction on URI’s engagement in other acquisitions that could reasonably be expected to impose any delay on obtaining antitrust clearance of the transaction between the Company and URI (as opposed to a material delay). The Company Board determined to accept URI’s proposed break fee given market standards and the 50% reduced break fee during the go-shop period. The Company Board instructed Milbank to deliver a revised draft of the Merger Agreement to S&C reflecting the Company Board’s positions, noting that senior management, with the guidance of members of the Compensation Committee of the Company Board (the “Compensation Committee”), continued to work towards an agreement a partial cash-out of awards, with the remainder rolled over into URI equity awards. Mr. Barber delivered to members of the compensation committee as well as Pearl Meyer & Partners (“Pearl Meyer”) the Company’s compensation consultant, a document indicating which individuals’ unvested equity was being proposed to be cashed out and which was being proposed to rollover into URI’s equity. This document also indicated proposed stay bonuses and post close retention bonuses. Additionally, this document outlined proposed executive severance. The compensation committee subsequently held a meeting with representatives of Pearl Meyer, the Company’s compensation consultant to, inter alia, ensure any agreement with URI on treatment of equity awards was consistent with the underlying plans. From this date until the signing of the Merger Agreement, Mr. Barber discussed the proposed treatment of the Company equity awards with members of the Compensation Committee. Later that day, Mr. Barber spoke with Mr. Flannery to discuss open items in the Merger Agreement.

Later on January 8, 2025, representatives of Milbank provided a revised draft of the Merger Agreement to representatives of S&C consistent with the Company Board’s instructions.

On January 9, 2025, Mr. Barber spoke with Mr. Pintoff to discuss human resources matters in connection with the Merger Agreement.

Later on January 9, 2025, consistent with conversations between the Compensation Committee and Pearl Meyer, H&E shared with URI a document indicating, inter alia, proposed stay bonuses and post close retention bonuses. From that date until the signing of the Merger Agreement, the parties continued work together to finalize treatment of employee awards.

On January 10, 2025, the Company Board held another special meeting with members of the Company’s senior management team and representatives of BofA Securities and Milbank in attendance. BofA Securities first provided an overview of its valuation analysis and noted that it would be ready to deliver a fairness opinion at an upcoming board meeting consistent with its analysis. After discussion, representatives of BofA Securities left the meeting, and Milbank provided a summary of the latest draft Merger Agreement shared with S&C for the board’s consideration. The Company Board and Milbank also discussed URI’s proposed purchase price of $92.00 per share, noting this price represented a 101.9% premium over the closing stock price of Company common stock on January 8, 2025, and whether the Company Board should make a counterproposal to URI. The Company Board considered the very significant premium to be received by the Company’s stockholders at $92.00 per share as well as the risk of URI attempting to lower the price or abandoning the transaction if the Company Board proposed a higher price. After discussion, the Company Board determined to accept URI’s proposal of $92.00 per share and instructed Milbank to work with S&C to finalize the Merger Agreement.

On January 10, 2025, the URI Board held a special meeting, with members of senior management in attendance. During the meeting, the URI Board reviewed a draft of the Merger Agreement substantially in the form that would ultimately be adopted. The URI Board and members of senior management discussed the recent dislocation in the Company’s share price and whether it would make sense to possibly pause the transaction to allow its shares to appreciate and thus moderate the premium in time. Mr. Flannery advised the URI Board that he would follow up with Messrs. Engquist and Barber over the weekend to convey the URI Board’s concerns. The URI directors indicated their conditional approval of the proposed transaction on the terms and at a price of up to $92.00 per share, subject to Mr. Flannery confirming to them over that weekend the final agreed upon terms and timing.

Later on January 10, Mr. Engquist and Mr. Barber received a call from Mr. Flannery. Mr. Flannery indicated that, with the recent downward pressure on the Company’s stock price, the $92.00 per share proposed price now represented over a 100% premium which optically could present challenges with the URI Board, but that the underlying economics remained the same and that Mr. Flannery remained committed to the $92.00 per share price.

On January 11, 2025, representatives of Milbank received a draft of the Merger Agreement from representatives of S&C, accepting the Company’s proposed restriction on URI’s engagement in other acquisitions that could reasonably be expected to impose any delay on obtaining antitrust clearance. Milbank and S&C continued to exchange drafts over the next two days to finalize certain legal drafting items, and the Company and URI continued to discuss treatment of the Company equity awards. Later that day, Mr. Barber spoke with Messrs. Flannery and Pintoff regarding open items in the Merger Agreement.

On January 12, 2025, Mr. Flannery advised the URI Board that the parties had reached agreement with respect to the remaining open items. In response, the URI Board determined unanimously that it was advisable, fair to and in the best interests of URI’s stockholders that URI enter into the Merger Agreement and unanimously resolved to adopt and approve, and to cause its subsidiaries to adopt and approve, as applicable, the Merger Agreement and the transactions contemplated thereby.

Later on January 12, 2025, Mr. Flannery informed Mr. Engquist and Mr. Barber that the URI Board had unanimously approved the proposed transaction at the $92.00 per share price. During that call, press release logistics were also discussed.

On January 13, 2025, Mr. Barber spoke with Mr. Pintoff to discuss human resources matters in connection with the Merger Agreement.

Later on January 13, 2025, the Company Board held a special meeting with members of the Company’s senior management team and representatives of Milbank and BofA Securities in attendance. The representatives of Milbank then reviewed with the Company Board a detailed summary of the proposed terms of the Merger Agreement, and the proposed transaction generally, including the final agreement on treatment of Company equity awards, providing for the cash-out of certain Company equity awards (specifically, all Company equity awards that by their terms would accelerate vesting upon the closing (which applied to all time-based restricted shares held by executive officers of the Company), all performance-based restricted stock units, and the time-based restricted shares held by certain identified employees), with all other awards to be rolled over into URI equity awards. The Company Board then asked questions of the representatives of Milbank regarding key points in the Merger Agreement, which representatives of Milbank answered. Thereafter, at the request of the Company Board, representatives of BofA Securities reviewed with the Company Board its financial analysis of the proposed Offer Price and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated January 13, 2025, to the effect that, as of that date and based on the various assumptions and limitations described in the written opinion, the Offer Price to be received by holders of the Company common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders. For more information, see the section entitled “The Merger — Opinion of BofA Securities.” After the representatives of BofA Securities exited the meeting, the representatives of Milbank provided an overview of the Company Board’s fiduciary duties in considering whether to adopt and approve the Merger Agreement. After further discussion and deliberation by the Company Board, including as to the matters described in the section of this Schedule 14D-9 entitled “Reasons for the Recommendation of the Company Board”, the Company Board determined unanimously that it was advisable, fair to and in the best interests of the holders of the Company common stock that the Company enter into the Merger Agreement and unanimously resolved to adopt and approve the Merger Agreement and the transactions contemplated thereby and recommend that the Company’s stockholders tender their shares in connection with the transaction.

That evening, the parties and their respective financial and legal advisors finalized the transaction documents. Later on January 13, 2025, the parties executed the transaction documents, including the merger agreement.

On January 14, 2025, the proposed transaction was announced by press release prior to the market opening. Immediately following the press release and in accordance with the directions of the Company Board, representatives of BofA Securities and members of the Company Board began outreach to persons potentially interested in exploring a transaction involving the Company during the Go-Shop Period. The Go-Shop Period will expire at 11:59 p.m., Eastern time, on February 17, 2025.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, and declared it advisable to enter into the Merger Agreement with URI and Merger Sub, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of the Merger Agreement, the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions of the Merger Agreement.

Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer:

Reasons in favor of the proposed transaction:

•

Attractive Price. The all-cash consideration of $92.00 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•

Immediate Liquidity. The Company Board considered that the Offer Price and the Per Share Price are all-cash, so that the proposed Transactions would provide certainty, immediate value, and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•	Substantial Premium. The current and recent market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

•	a 109.4% premium to the closing price of the Shares on January 13, 2025,

•	a 76.8% premium to the 30-trading day volume weighted-average price (“VWAP”) for the Shares as of January 13, 2025, the last full trading day prior to the announcement of the Transactions,

•	a 70.0% premium to the 60-trading day VWAP for the Shares as of January 13, 2025, and

•	a 78.0% premium to the 90-trading day VWAP for the Shares as of January 13, 2025;

•

The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial performance and its prospects, including the Company Forecasts (as defined below), which reflect an application of various assumptions of the Company’s senior management and consideration of the inherent uncertainty of achieving the Company Forecasts and that, as a result, the Company’s actual financial results in future periods could differ materially from the Company Forecasts;

•

Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company did not accept URI’s offer (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

•	Low Likelihood of Regulatory Impediment. The belief of the Company Board that URI and the Company will likely be able to resolve any antitrust questions arising during the Approval Period;

•

High Likelihood of Closing. The belief of the Company Board that, subject to the outcome of the 35-day “go-shop” period and any associated negotiations with potential acquirers, as the Merger Agreement permits, the likelihood of completing the Transactions prior to the outside date of May 13, 2025 (as may be extended to June 12, 2025 in certain circumstances) is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition in the Merger Agreement, which generally defines the standard for closing risk; (iii) the likelihood of obtaining required regulatory clearance; and (iv) URI’s ability to obtain the requisite financing and its history of completing transactions;

•

BofA Securities Analysis and Opinion. The oral opinion of BofA Securities delivered to the Company Board, which was confirmed by delivery of a written opinion dated January 13, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received by holders of the Company common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of BofA Securities”;

•

Successful Negotiations with URI. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with URI, including an increase in the Offer Price;

•

Other Strategic Alternatives. The belief of the Company Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•

Right to Receive Higher Offers and Accept a Superior Proposal. The Company Board considered the Company’s rights under the Merger Agreement to solicit higher offers during the “go-shop” period and to consider and negotiate certain higher offers thereafter, including the right of the Company and its representatives (i) to actively solicit, facilitate, and provide access to confidential information of the Company in connection with competing proposals during the 35-day “go-shop” period commencing on the date of the Merger Agreement, (ii) to continue such negotiations with respect to a third party who has made a proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to lead to a higher offer until, subject to the satisfaction or waiver of certain conditions, Merger Sub irrevocably accepts for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer, (iii) to respond to unsolicited proposals following the No-Shop Period Start Date (as defined in the Merger Agreement) and (iv) to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal with any such bidder, subject to certain notice requirements and “matching” rights in favor of URI and URI’s right to receive payment of a termination fee in an amount equal to $127,047,785 million, representing approximately 3.75% of the equity value in the Transactions (provided that such amount shall be reduced to $63,523,892 million if the Company enters into a superior proposal (A) with any person before the expiration of the 35-day “go-shop” period or (B) with an Excluded Party (as defined in the Merger Agreement) within five days following the expiration of the 35-day “go-shop” period), which amount the Company Board believed to be reasonable and customary under the circumstances, taking into account the size of the Transactions and the range of such termination fees in similar transactions and not preclusive of, or a substantial impediment to, other offers;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance, and operating results and the Company’s relationships with suppliers, vendors, other business partners, management and employees;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•

Termination Fee. The fact that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to URI a termination fee in the amount of $63,523,892 or $127,047,785;

•	Litigation. The risk of litigation in connection with the Offer or the Merger;

•

Antitrust Concerns. The fact that completion of the Transactions requires regulatory clearance prior to the outside date of May 13, 2025 (as may be extended to June 12, 2025 in certain circumstances), URI is not obligated to divest assets or agree to the imposition of other conditions to obtain such clearance, and if the Transactions are not completed as a result of a regulatory impediment, URI will not be obligated to pay any “reverse termination fee” to the Company.

•

Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed;

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally; and

•	Tax Treatment. The treatment of the Offer Price and the Per Share Price in the Transactions as generally taxable to U.S. holders of Shares for U.S. federal income tax purposes.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of the information and factors considered by the Company Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive but includes the material reasons and factors considered by the Company Board. In view of the wide variety of reasons and factors considered, the Company Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”. For the reasons described above, and in light of other factors that the Company Board believed were appropriate to consider, the Company Board unanimously approved the Merger Agreement and the Transactions, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

(c) Opinion of BofA Securities

The Company has retained BofA Securities to act as the Company’s financial advisor in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Securities to act as the Company’s financial advisor in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and its business.

On January 13, 2025, at a meeting of the Company Board held to evaluate the Transactions, BofA Securities delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated January 13, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received by holders of Shares (other than Excluded Shares) was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Company Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Securities’ opinion does not address any other aspect of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities’ opinion does not address any other aspect of the Transactions and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed Transactions or any related matter.

In connection with rendering its opinion, BofA Securities:

(1)	reviewed certain publicly available business and financial information relating to the Company;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company, referred to herein as the Company management forecasts (the “Company Forecasts” and which are summarized below under the caption “Certain Company Forecasts”);

(3)	reviewed the estimated net operating loss tax attributes of the Company prepared by the management of the Company (referred to in this section as the “NOLs”);

(4)	discussed the past and current business, operations, financial condition and prospects of the Company with members of management of the Company;

(5)	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(6)	compared certain financial and stock market information of the Company with similar information of other companies BofA Securities deemed relevant;

(7)	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(8)	reviewed a draft, dated January 13, 2025, of the Agreement (referred to in this section as the “Draft Agreement”); and

(9)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts and the NOLs, BofA Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. BofA Securities relied, at the direction of the Company, upon the assessments of management of the Company as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting the Company and its business. BofA Securities also relied, at the direction of the Company, on the assessments of the management of the Company as to the ability of the Company to utilize the NOLs and was advised by the Company, and assumed, at the direction of the Company that such NOLs would be utilized in the amounts and at the times projected. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. BofA Securities did not evaluate the solvency or fair value of the Company or URI under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Company, that the Transactions would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions. BofA Securities also assumed, at the direction of the Company, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Securities.

BofA Securities expressed no view or opinion as to any terms or other aspects of the Transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions, any related Transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Transactions or otherwise. BofA Securities was not requested to, nor did it, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company or any alternative transaction. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Offer Price or otherwise. In addition, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. In addition, BofA Securities expressed no view or opinion with respect to, and it relied, with the consent of the Company, upon the assessments of the Company and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or any other entity and the Transactions (including the contemplated benefits thereof) as to which it understood that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as how any stockholder should vote or act in connection with the Transactions or any other matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, the Company imposed no other instructions or limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The following represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for the Company and the following three publicly traded companies in the general equipment rental industry (the “General Rental Companies”). For reference, BofA Securities also reviewed publicly available financial and stock market information for the Company and the following publicly traded companies in the specialty equipment rental industry.

General Rental

•	United Rentals, Inc.
•	Ashtead Group PLC
•	Herc Holdings Inc.

Specialty Rental

•	Custom Truck One Source, Inc.
•	Willscot Holdings Corporation
•	McGrath RentCorp

BofA Securities reviewed, among other things, enterprise values (“EV”) for each of the selected publicly traded companies, calculated by multiplying the closing share price of each applicable company as of January 10, 2025 by the number of fully diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s Net Debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street research analyst consensus estimates of calendar years 2024 and 2025 estimated earnings before interest, taxes, depreciations and amortization, adjusted for stock-based compensation and pension services expenses, right-of-use assets depreciation and interest depreciation, as applicable (“Adjusted EBITDA”).

The selected publicly traded companies and their respective multiples are as follows:

Selected Publicly Traded Companies	EV/Adjusted EBITDA 2024E	EV/Adjusted EBITDA 2025E
General Rental
United Rentals, Inc.	8.0x	7.7x
Ashtead Group PLC	7.2x	6.8x
Herc Holdings Inc.	5.9x	5.4x
Mean	7.1x	6.7x
Median	7.2x	6.8x
Specialty Rental
Willscot Holdings Corporation	9.6x	9.4x
Custom Truck One Source, Inc.	10.3x	9.3x
McGrath RentCorp	9.6x	9.4x
Mean	9.9x	9.4x
Median	9.6x	9.4x
Total Mean	8.5x	8.0x
Total Median	8.8x	8.5x

BofA Securities then applied (i) an enterprise value to Adjusted EBITDA multiple reference range of 4.25x to 6.25x, derived from the General Rental Companies, to the Company’s estimated Adjusted EBITDA for calendar year 2024 and (ii) an enterprise value to Adjusted EBITDA multiple reference range of 4.00x to 6.00x to the Company’s estimated Adjusted EBITDA for calendar 2025 to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied ranges of equity values per share for the Company (rounded to the nearest $0.25) by adding to the ranges of implied enterprise values the Net Debt of the Company as of September 30, 2024 and dividing the results by a number of fully diluted Shares (calculated on a treasury stock method basis) outstanding, in each case, as provided by the management of the Company. In applying the calendar year 2024 and 2025 multiples, BofA Securities took into consideration, among other things, the observed data for the selected publicly traded companies and for the Company and the historical multiples of EV to estimated Adjusted EBITDA for the next twelve months (“NTM”) for the selected publicly traded companies and for the Company. BofA Securities observed that the Company’s EV to NTM Adjusted EBITDA (i) for the post-COVID period beginning on February 20, 2020 and ended January 10, 2025, averaged 1.9x, or approximately 29%, lower than the mean of such multiple for each of the General Rental Companies and (ii) as of January 10, 2025, was 2.1x, or approximately 32%, lower than the mean of such multiple for each of the General Rental Companies.

Estimated financial data of the selected publicly traded companies were based on publicly available information obtained from FactSet and other publicly available Wall Street research analysts’ estimates as of January 10, 2025, and estimated financial data of the Company were based on the Company Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges of the Shares, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for the Company		Offer Price
EV/2024E Adjusted EBITDA	EV/2025E Adjusted EBITDA

$37.25 - $74.25	$37.00 - $76.00	$92.00

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to the following ten selected transactions involving companies in the general equipment rental industry:

Date Announced	Acquiror	Target	EV/LTM Adjusted EBITDA
● November 2022	● United Rentals, Inc.	● Ahern Rentals, Inc.	● 6.5x
● September 2018	● United Rentals, Inc.	● BlueLine Rental	● 6.7x
● August 2017	● United Rentals, Inc.	● Neff Corp.	● 6.7x
● January 2017	● United Rentals, Inc.	● NES Rentals Holdings II, Inc.	● 6.2x
● December 2011	● United Rentals, Inc.	● RSC Holdings Inc.	● 8.2x
● April 2007	● Lightyear Capital LLC	● Neff Corp.	● 6.0x
● October 2006	● Ripplewood Holdings LLC and Oak Hill Capital Management LLC	● RSC Equipment Rental	● 6.2x
● July 2006	● Ashtead Group PLC	● NationsRent Companies, Inc.	● 5.7x
● May 2006	● Diamond Castle Holdings LLC	● NES Rentals Holdings Inc.	● 5.0x
● May 2005	● Odyssey Investment Partners, LLC	● Neff Corp.	● 6.2x

BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction as a multiple of the target company’s preceding twelve months estimated Adjusted EBITDA, which is referred to as “LTM Adjusted EBITDA.” The median enterprise value / LTM Adjusted EBITDA multiple for the selected transactions was 6.2x.

BofA Securities then applied LTM Adjusted EBITDA multiples of 5.5x to 7.0x derived from the selected transactions, to the Company’s LTM Adjusted EBITDA for the twelve months ended September 30, 2024. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of the Company were based on the Company Forecasts and public filings. This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for the Company, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for the Company	Offer Price
EV/LTM Adjusted EBITDA $62.50- $91.00	$92.00

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Transactions were compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the Company’s fourth quarter of calendar year 2024 and calendar years 2025 through 2029 based on the Company Forecasts. BofA Securities calculated terminal values for the Company by applying terminal multiples of 4.0x to 6.0x to the Company’s 2029 estimated normalized LTM Adjusted EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2024, assuming a mid-year convention, using discount rates ranging from 8.50% to 10.00%, which were based on an estimate of the Company’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for the Company	Offer Price

$51.25 - $99.75	$92.00

Other Factors.

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

52-Week Trading Range. BofA Securities reviewed the trading range of the Shares for the 52-week period ended January 10, 2025, which was $42.20 to $65.61.

Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available research analysts’ price targets for the Shares, which indicated low to high price targets for the Shares of $60.00 to $78.00 and a present value of $52.75 to $68.50 (rounded to the nearest $0.25) when discounted by one year at the Company’s mid-point cost of equity of 13.7%, derived using the capital asset pricing model; and

Premia Calculations. BofA Securities reviewed, among other things, the premia paid in selected all-cash transactions with transaction values greater than $1.0 billion since 2000, in relation to each target company’s (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) 52-week high share price for the period ended on the day prior to announcement of the applicable transaction. Based on this review and its professional judgment and expertise, BofA Securities then applied (i) an illustrative premia reference range of 19.0% to 57.0% (derived by reference to the 25th and 75th percentile of the premiums) to the Company’s closing price per share on January 10, 2025, of $43.93, and (ii) an illustrative premia reference range of (5.1%) to 16.7% (derived by reference to the 25th and 75th percentile of the premiums) to the Company’s 52-week high closing price per share on April 5, 2024, of $65.61, to derive implied equity value reference ranges per Share (rounded to the nearest $0.25) of $52.25 to $69.00 and $62.25 to $76.50, respectively.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and URI. The estimates of the future performance of the Company and URI in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the Company Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of the Company or URI.

The type and amount of consideration payable in the Transactions was determined through negotiations between the Company and URI, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Transactions agreement was solely that of the Company Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Company Board of management with respect to the Transactions or the Offer Price.

The Company has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee currently estimated to be approximately $26.5 million, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the consummation of the Transactions. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, URI and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner, co-lead arranger, syndication agent and lender in a $750 million asset backed revolving credit facility, providing leveraged loan syndication, providing foreign exchange services, providing treasury and liquidity services including credit card and checking services. From December 2022 through November 2024, BofA Securities and its affiliates derived aggregate revenues from the Company of approximately $5.0 million for corporate and/or investment banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to URI and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner on a $1.1 billion and $1.5 billion debt capital markets notes offering, currently acting as agent, swingline lender, letter of credit issuer, and lender in connection with URI’s $4.25 billion revolving credit facility (and having acted as left lead, joint bookrunner and joint lead arranger in connection therewith) (the “ABL Facility”), currently acting as agent and lender in connection with URI’s $1.0 billion senior secured term loan credit facility (and having acted as joint bookrunner and joint lead arranger in connection therewith) (the “Term Loan Facility”), providing payment, deposit, credit card, and other liquidity and treasury products, providing foreign exchange services, letters of credit, term loans, asset backed and other commercial loans and other commercial credit services. From December 2022 through November 2024, BofA Securities and its affiliates derived aggregate revenues from URI and certain of its subsidiaries of approximately $20 million for corporate and/or investment banking services.

In connection with the ABL Facility, Bank of America, N.A. (“BANA”), an affiliate of BofA Securities, has a share of $920 million or approximately 22%, about half of which has been drawn. In addition, BANA currently has a $0 hold under the Term Loan Facility. URI may draw down on the ABL Facility in whole or in part to finance its acquisition of the Company. In such case, assuming that URI drew down on the entirety of the remaining ABL Facility, BofA Securities anticipates that its affiliates would receive incremental income of approximately $5.0 million per year for every year that it remains outstanding in whole. The ultimate incremental income, if any, will depend on various factors, including utilization and time period outstanding.

BofA Securities believes, based on the information available to it as of the date of its opinion, that the aggregate revenues BofA Securities and its affiliates will derive from URI and its affiliates for concurrent investment and corporate banking services during the two years following the date of its opinion, will be less than the fee payable to BofA Securities for its services in connection with the Transaction.

As of January 13, 2025, BofA Securities and its affiliates directly owned in a non-fiduciary capacity shares of common stock of the Company and URI, which as of the close of trading on such date, had a market value of approximately $2.0 million and $100 million, respectively (which, in each case, constituted less than 0.5% of such issuer’s outstanding common stock as of such date).

(d) Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained BofA Securities to act as its financial advisor in connection with the Transactions and, in connection with such engagements, BofA Securities provided its opinion described in “Item 4. The Solicitation or Recommendation—Opinion of BofA Securities,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Company selected BofA Securities to act as the Company’s financial advisor in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and its business.

In connection with BofA Securities’ services as the Company’s financial advisor, the Company has agreed to pay BofA Securities a fee currently estimated to be approximately $26.5 million, $3 million of which is payable in connection with its opinion and the remainder of which is contingent upon the consummation of the Merger (or another transaction with an unaffiliated counterparty pursuant to which a majority of the outstanding common stock or assets of the Company are transferred to such counterparty (each such transaction, a “Strategic Transaction”)). In addition, the Company has agreed to reimburse BofA Securities, on a quarterly basis and upon the consummation of the Merger or a Strategic Transaction or the termination of the Company’s engagement letter with BofA Securities, for all reasonable and documented out-of-pocket expenses incurred in performing its services, including the reasonable fees and expenses of BofA Securities’ outside legal counsel.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or Company equity compensation plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), (a) the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

(b) Appraisal Rights.

Holders of Shares or beneficial owners of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Shares tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to (i) a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) a “beneficial owner” are to the person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person immediately prior to the Effective Time as to which appraisal rights are asserted. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who wishes to exercise such stockholder’s or beneficial owner’s appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders or beneficial owners who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or if tendered, validly withdrew such shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders and beneficial owners entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder or beneficial owner fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner, as applicable, must do all of the following:

•

within the later of: (1) the consummation of the Offer and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on or about January 28, 2025), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s or beneficial owner’s Shares. The demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or otherwise waive such stockholder’s or beneficial owner’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•

any stockholder or beneficial owner who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders and beneficial owners within 120 days after the effective date of the Merger.

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders and beneficial owners who are otherwise entitled to appraisal rights, and such stockholders and beneficial owners will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders and beneficial owners of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only stockholders and beneficial owners who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

H&E Equipment Services, Inc.

Attention: Jeff Chastain, Vice President of Investor Relations

7500 Pecue Lane

Baton Rouge, Louisiana 70809

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger and otherwise satisfies the requirements applicable to a stockholder with respect to demanding an appraisal and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving entity.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any stockholder or beneficial owner who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders and beneficial owners who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the

Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any stockholder or beneficial owner who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders and beneficial owners holding or owning such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such stockholder or beneficial owner, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders and beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders and beneficial owners shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders and beneficial owners as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders and beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders and beneficial owners who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder or beneficial owner fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder or beneficial owner. Notwithstanding a stockholder’s or beneficial owner’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders and beneficial owners who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders and beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder and beneficial owner entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder and beneficial owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, URI and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price (which is equivalent to the Per Share Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither URI nor the Company anticipates offering more than the Offer Price to any stockholder and beneficial owner exercising appraisal rights, and URI and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders and beneficial owners entitled to an appraisal. Any stockholder or beneficial owner whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s or beneficial owner’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder and beneficial owner entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders and beneficial owners entitled thereto. Payment will be so made to each such stockholder and beneficial owner, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder or beneficial owner, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder or beneficial owner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

At any time within 60 days after the effective date of the Merger, any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder or beneficial owner may withdraw such stockholder’s or beneficial owner’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ and beneficial owners’ rights to appraisal shall cease, and all stockholders and beneficial owners will be entitled to receive the Per Share Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any stockholder or beneficial owner who desires such a petition to be filed is advised to file it on a timely basis.

Any stockholder or beneficial owner may withdraw such stockholder’s or beneficial owner’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Per Share Price, except that (i) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s or beneficial owner’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Price therefor.

The foregoing summary of the rights of the Company’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

(c) Anti-Takeover Statute.

The Company elected in its Charter not to be subject to Section 203 of the DGCL (“Section 203”). In general, unless a company has elected in it charter not to be subject to Section 203, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Transactions, the Company Board will grant such approvals and take such actions as are necessary and within their power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, URI and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

(d) Regulatory Approvals.

United States Antitrust Compliance

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”, and together with the Antitrust Division, the “Reviewing Agencies”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may generally be shortened if the Reviewing Agency grants “early termination” (“ET”). As of February 4, 2021, however, the Reviewing Agencies have temporarily suspended granting ET, but they may reinstate it at any point. The initial waiting period may also be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or it may be extended if the Reviewing Agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and URI each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on January 16, 2025. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on January 31, 2025, unless (a) the Reviewing Agencies reinstate ET and grant ET for this transaction, thereby shortening the period, (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a Reviewing Agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of URI and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

(e) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, URI and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Certain Company Management Forecasts.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose internal projections as to future performance, earnings, or other results beyond the then-current annual period due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of underlying assumptions and estimates. In connection with the evaluation of the proposed Merger, Company management prepared certain unaudited prospective financial information, on a standalone basis, without giving effect to the Merger, for fiscal years 2024 through 2029 (collectively, the “Company Forecasts”). The Company is including in this Schedule 14D-9 a summary of the Company Forecasts solely because, as described below, certain financial information was given to the Finance Committee and the Company Board in connection with its consideration and evaluation of the Merger and reviewed and approved by the Company Board for BofA Securities’ use in connection with its financial analyses and opinion. BofA Securities’ use of the Final Presentation Forecasts (as defined below) in connection with its financial analyses and opinion is described in more detail above under the heading “The Solicitation or Recommendation—Opinion of BofA Securities.”

As described above under the heading “The Solicitation or Recommendation—Background of the Transactions and Reasons for the Company Board’s Recommendation,” during its second meeting on November 26, 2024, Company management shared with the Finance Committee preliminary unaudited prospective financial information for fiscal years 2024 through 2029 under three scenarios, a base case, an upside case and a downside case (collectively, the “Preliminarily Presented Forecasts”) that management had prepared in connection with the Company’s annual strategic planning and to assist the Company Board in connection with a potential transaction but which had not previously been presented to or reviewed by the Finance Committee or the Company Board. In preparing the Company Forecasts, Company management made assumptions as to physical utilization of the Company’s rental fleet, rental rates, the compound annual growth rate of the Company’s core business fleet and the number of new warm starts over the five-year period covered by the Company Forecasts.

During its second meeting on November 26, 2024, after discussion, including regarding the assumptions and industry outlook, the Finance Committee directed that management adjust the financial materials based on such discussion and the Finance Committee’s view that the downside case presented was not sufficiently differentiated from the base case. The Finance Committee directed that management should share the updated materials with the Company Board at an upcoming meeting.

On November 27, 2024, after taking into account the feedback provided by the Finance Committee, Company management shared with the Company Board updated preliminary unaudited prospective financial information for fiscal years 2024 through 2029 under three scenarios, a base case, an upside case and a downside case (collectively, the “Updated Preliminarily Presented Forecasts”). The Company Board approved Company management providing the upside case of the Updated Preliminarily Presented Forecasts to BofA Securities, when appropriate and, if then available, updated to reflect an approved 2025 Company Budget.

On December 12, 2024, pursuant to the Company’s standard practices, the Company Board approved an annual budget for the Company for fiscal year 2025 (the “2025 Company Budget”). Company management then updated the upside case of the Updated Preliminarily Presented Forecasts to reflect the approved 2025 Company Budget (replacing the prior estimated 2025 budget) (the upside forecast, as so updated, the “Final Presentation Forecasts”). The Final Presentation Forecasts reflected preliminary unaudited prospective financial information for fiscal years 2024 through 2029 under a single scenario. On December 18, 2024, Company management then provided the Final Presentation Forecasts to BofA Securities in connection with rendering its opinion and in performing the financial analyses as described above under the heading “The Solicitation or Recommendation—Opinion of BofA Securities.”

The Company is including a summary of each of the Preliminarily Presented Forecasts, the Updated Preliminarily Presented Forecasts and the Final Presentation Forecasts to provide the Company’s stockholders with access to additional information that was previously made available to the Company Board, the Finance Committee and/or BofA Securities.

The following is a summary of the Preliminarily Presented Forecasts:

(Dollars in Millions)	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR

Upside Case

Total Revenue	$1,513	$1,612	$1,812	$2,010	$2,231	$2,462	n/a
Adjusted EBITDA(1)	$681	$738	$847	$955	$1,072	$1,195	75%
Adjusted EBIT(2)	$243	$271	$340	$395	$454	$525	116%
Free Cash Flow(3)	$8	$102	$4	$8	$85	$172	n/a
Net Rental Fleet Capital Expenditures(4)	$(255)	$(383)	$(489)	$(557)	$(596)	$(620)	n/a
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(90)	$(94)	$(96)	$(97)	n/a

Base Case

Total Revenue	$1513	$1,575	$1,745	$1,912	$2,109	$2,315	n/a
Adjusted EBITDA(1)	$681	$721	$801	$888	$989	$1,096	61%
Adjusted EBIT(2)	$243	$249	$291	$330	$378	$437	80%
Free Cash Flow(3)	$8	$109	$(3)	$5	$65	$142	n/a
Net Rental Fleet Capital Expenditures(4)	$(255)	$(391)	$(458)	$(521)	$(557)	$(576)	n/a
Net PP&E Capital Expenditures(5)	$(99)	$(70)	$(88)	$(92)	$(95)	$(96)	n/a

Downside Case

Total Revenue	$1,513	$1,430	$1,548	$1,687	$1,869	$2,075	n/a
Adjusted EBITDA(1)	$681	$626	$679	$765	$869	$978	44%
Adjusted EBIT(2)	$243	$171	$196	$242	$297	$360	48%
Free Cash Flow(3)	$8	$208	$21	$(22)	$10	$72	n/a
Net Rental Fleet Capital Expenditures(4)	$(255)	$(214)	$(380)	$(473)	$(528)	$(556)	n/a
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(85)	$(92)	$(95)	$(96)	n/a

(1)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization adjusted for non-cash stock-based compensation expense.
(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization, non-cash stock-based compensation expense and miscellaneous other income.
(3)	“Free Cash Flow” is defined as net cash provided by operating activities minus net cash used in investing activities.
(4)

“Net Rental Fleet Capital Expenditures” is defined as purchases (including non-cash components) related to the Company’s rental fleet net of proceeds from the sale of components of the Company’s rental fleet.

(5)	“Net PP&E Capital Expenditures” is defined as purchases of property, plant and equipment, net of proceeds from the sale of property, plant and equipment.

The following is a summary of the Updated Preliminarily Presented Forecasts:

(Dollars in Millions)	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR

Upside Case

Total Revenue	$1,513	$1,612	$1,812	$2,010	$2,231	$2,462	n/a
Adjusted EBITDA(1)	$681	$738	$847	$955	$1,072	$1,195	75%
Adjusted EBIT(2)	$243	$271	$340	$395	$454	$525	116%
Free Cash Flow(3)	$8	$102	$4	$8	$85	$172	n/a
Net Rental Fleet Capital Expenditures(4)	$(255)	$(383)	$(489)	$(557)	$(596)	$(620)	n/a

(Dollars in Millions)	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR

Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(90)	$(94)	$(96)	$(97)	n/a

Base Case

Total Revenue	$1,513	$1,575	$1,703	$1,854	$2,055	$2,257	n/a
Adjusted EBITDA(1)	$681	$721	$772	$849	$953	$1,057	55%
Adjusted EBIT(2)	$243	$249	$263	$294	$346	$404	66%
Free Cash Flow(3)	$8	$109	$24	$(5)	$52	$127	n/a
Net Rental Fleet Capital Expenditures(4)	$(255)	$(391)	$(446)	$(507)	$(542)	$(559)	n/a
Net PP&E Capital Expenditures(5)	$(99)	$(70)	$(88)	$(92)	$(95)	$(96)	n/a

Downside Case

Total Revenue	$1,513	$1,410	$1,490	$1,576	$1,724	$1,876	n/a
Adjusted EBITDA(1)	$681	$613	$654	$717	$802	$883	30%
Adjusted EBIT(2)	$243	$157	$175	$207	$259	$309	27%
Free Cash Flow(3)	$8	$200	$52	$66	$90	$89	n/a
Net Rental Fleet Capital Expenditures(4)	$(255)	$(214)	$(343)	$(374)	$(416)	$(481)	n/a
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(79)	$(78)	$(84)	$(91)	n/a

(1)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization adjusted for non-cash stock-based compensation expense.
(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization, non-cash stock-based compensation expense and miscellaneous other income.
(3)	“Free Cash Flow” is defined as net cash provided by operating activities minus net cash used in investing activities.
(4)

“Net Rental Fleet Capital Expenditures” is defined as purchases (including non-cash components) related to the Company’s rental fleet net of proceeds from the sale of components of the Company’s rental fleet.

(5)	“Net PP&E Capital Expenditures” is defined as purchases of property, plant and equipment, net of proceeds from the sale of property, plant and equipment.

The following is a summary of the Final Presentation Forecasts:

(Dollars in Millions) (except EPS)	FY 2024E(6)	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR

Total Revenue	$1,513	$1,575	$1,813	$2,011	$2,232	$2,464	10.2%
Adjusted EBITDA(1)	$681	$720	$841	$949	$1,066	$1,190	11.8%
Adjusted EBIT(2)	$231	$239	$328	$383	$442	$512	17.2%
Net Income	$118	$127	$193	$232	$275	$332	23.0%
EPS	$3.23	$3.47	$5.23	$6.25	$7.38	$8.85	22.3%
Free Cash Flow(3)	$327	$260	$267	$298	$369	$468	7.5%
Unlevered Free Cash Flow(4)	$72	$141	$39	$44	$116	$199	n/a
Net Capital Expenditures(5)	$(355)	$(461)	$(573)	$(651)	$(697)	$(722)	n/a
(1)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization adjusted for non-cash stock-based compensation expense.
(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization, non-cash stock-based compensation expense and miscellaneous other income.
(3)	“Free Cash Flow” is defined as Adjusted EBITDA minus net capital expenditures.
(4)

“Unlevered Free Cash Flow” is a non-GAAP metric defined as tax-effected Adjusted EBIT, plus depreciation and amortization, less net capital expenditures, less changes in net working capital, less gain on sale of PP&E and rental equipment, plus other operating cash flows.

(5)	“Net Capital Expenditures” is defined as purchases of rental equipment and property and equipment net of proceeds from the sale of property, plant and equipment.

(6)	Fiscal year 2024 estimates are for the full year except for Unlevered Free Cash Flow, which is for the fourth quarter of fiscal year 2024.

Important Information Concerning the Company Forecasts

The inclusion of the Company Forecasts or of this summary does not constitute an admission or representation by the Company or any other person that the information is material, should not be regarded as an indication that the Company Board, the Company or its management or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such. This information is not fact and should not be relied upon as indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Company Forecasts.

The Company Forecasts include non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBIT, Free Cash Flow and Unlevered Free Cash Flow. Please see the tables above for a description of how the Company defines these non-GAAP financial measures for purposes of the Company Forecasts in this section. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by the Company may not be comparable to similarly titled measures used by other companies.

The Company Forecasts and the underlying assumptions upon which the Company Forecasts were based are subjective in many respects and subject to multiple interpretations and frequent revisions attributable to the dynamics of the Company’s industry and based on actual experience and business developments. The Company Forecasts, while presented with numerical specificity, reflect numerous assumptions with respect to Company performance, industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties, and beyond the Company’s control. The underlying assumptions used in the Company Forecasts are generally based on information and factors known to the Company management when the Company Forecasts were prepared. The Company Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties, including those described in described in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”, that could cause the Company Forecasts or the underlying assumptions to be inaccurate and for actual results to differ materially from the Company Forecasts. As a result, there can be no assurance that the Company Forecasts will be realized or that actual results will not be significantly higher or lower than projected, and the Company Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. Because the Company Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Company Forecasts do not take into account any circumstances or events occurring after the date on which they were prepared, including the Merger, and some or all of the assumptions that have been made in connection with the preparation of the Company Forecasts may have changed since the date the Company Forecasts were prepared. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Company Forecasts will be achieved.

No independent registered public accounting firm provided any assistance in preparing the Company Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Company Forecasts.

In addition, the Company Forecasts have not been updated or revised to reflect information or results after the date the Company Forecasts were prepared or as of the date of this Schedule 14D-9. None of the Company, URI or any of our or their respective affiliates intends to, and each of them disclaims any obligation to, update or otherwise revise the Company Forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error (except, in the case of the Company, as required by applicable securities laws). These considerations should be taken into account in reviewing the Company Forecasts, which were prepared as of an earlier date.

For the foregoing reasons, and considering the uncertainties inherent in any forecasting information, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Forecasts set forth above. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in the Company’s public filings with the SEC.

(g) Annual Report.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which has been filed with the SEC.

(h) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements involve significant risks and uncertainties that may cause actual results to differ materially from such forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, investors should not place undue reliance on them. No forward-looking statement, including any such statement concerning the completion and anticipated benefits of the Transactions, can be guaranteed, and actual results may differ materially from those projected. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. H&E Equipment Services uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “targets,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the SEC reports filed by URI and the Company, as well as the possibility that (1) URI and the Company may be unable to obtain regulatory approvals required for the Transactions or may be required to accept conditions that could reduce the anticipated benefits of the acquisition as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the Transactions may be longer than anticipated; (3) the Company’s business may suffer as a result of uncertainty surrounding the Transactions, or any adverse effects on H&E Equipment Services’ ability to maintain relationships with customers, employees and suppliers; (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the Transactions; (5) any negative effects of the announcement of the Transactions or the financing thereof on the market price of H&E Equipment Services common stock or other securities; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by URI and the Company. The Company gives no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of URI and the Company described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by URI and the Company. These forward-looking statements speak only as of the date hereof. H&E Equipment Services undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 28, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by United Rentals, Inc., United Rentals (North America), Inc. and UR Merger Sub VII Corporation with the Securities and Exchange Commission (the “SEC”) on January 28, 2025 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 28, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(1)	Joint Press Release, dated January 14, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on January 14, 2025).

(a)(5)(2)	Fairness Opinion, dated January 13, 2025, of BofA Securities, Inc. (attached to this Schedule 14D-9 as Annex A).

(a)(5)(3)	Letter to H&E Equipment Services, Inc.’s Employees from John M. Engquist, Brad Barber, John Engquist and Leslie Magee, dated January 14, 2025 (incorporated by reference to Exhibit 99.2 to H&E Equipment Services, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed by H&E Equipment Services, Inc. with the SEC on January 14, 2025).

(e)(1)	Agreement and Plan of Merger, dated January 13, 2025, by and among H&E Equipment Services, Inc., United Rentals, Inc. and UR Merger Sub VII Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on January 14, 2025).

(e)(2)	Amended and Restated Certificate of Incorporation of H&E Equipment Services, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 5 to Form S-1, File No. 333-128996, filed by H&E Equipment Services, Inc. with the SEC on January 20, 2006).

(e)(3)	Amended and Restated Bylaws of H&E Equipment Services, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on March 14, 2023).

(e)(4)	Confidentiality Agreement, dated November 14, 2024, by and between H&E Equipment Services, Inc. and United Rentals, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	First Amendment to Confidentiality Agreement, dated January 13, 2025, by and between H&E Equipment Services, Inc. and United Rentals, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Clean Team Confidentiality Agreement, dated December 20, 2024, by and between H&E Equipment Services, Inc. and United Rentals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	Commitment Letter, dated January 13, 2025, by and among Morgan Stanley Senior Funding, Inc., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, United Rentals, Inc. and United Rentals (North America), Inc. (incorporated by reference to Exhibit (b) to the Schedule TO).

Exhibit No.	Description

(e)(8)	Sixth Amended and Restated Credit Agreement, dated February 2, 2023, by and among H&E Equipment Services, Inc., the other borrowers party thereto, the lenders party thereto, Wells Fargo Bank, National Association as the administrative agent and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on February 22, 2023).

(e)(9)	H&E Equipment Services, Inc. 2016 Stock-Based Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on April 1, 2016).

(e)(10)	Form of Restricted Stock Award Agreement for Officers of H&E Equipment Services, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on November 3, 2011).

(e)(11)	Restrictive Covenant Agreement, dated August 14, 2015, by and between H&E Equipment Services, Inc. and Bradley W. Barber (incorporated by reference to Exhibit 10.1 to Form 10-Q, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on October 29, 2015).

(e)(12)	Restrictive Covenant Agreement, dated October 12, 2015, by and between H&E Equipment Services, Inc. and Leslie S. Magee (incorporated by reference to Exhibit 10.12 to Form 10-K, File No. 000-51579, filed by H&E Equipment Services, Inc. with the SEC on February 25, 2016).

(e)(13)	Restrictive Covenant Agreement, dated March 4, 2022, by and between H&E Equipment Services, Inc. and John McDowell Engquist (incorporated by reference to Exhibit 10.1 to Form 10-Q, File No. 000-51579, filed by H&E Equipment Services, Inc. with the SEC on April 27, 2022).

(e)(14)	H&E Equipment Services, Inc. Amended and Restated 2016 Stock-Based Incentive Compensation Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement, File No. 000-51759, filed by H&E Equipment Services, Inc. with the SEC on April 2, 2024).

Annex A—Fairness Opinion, dated January  13, 2025, of BofA Securities, Inc. to the Company Board

Annex B—Section  262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2025

H&E EQUIPMENT SERVICES, INC.

	By:	/s/ Leslie S. Magee
Name: Leslie S. Magee
Title: Chief Financial Officer and Secretary

Global Corporate & Investment Banking

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

Annex A

January 13, 2025

The Board of Directors

H&E Equipment Services, Inc.

7500 Pecue Lane

Baton Rouge, Louisiana 70809

Members of the Board of Directors:

We understand that H&E Equipment Services, Inc. (“HEES”) proposes to enter into an Agreement and Plan of Merger, (the “Agreement”), by and among HEES, United Rentals, Inc. (“Parent”) and UR Merger Sub VII Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Parent will cause Merger Sub to commence a tender offer to purchase each outstanding share of the common stock, par value $0.01 per share, of HEES (“HEES Common Stock”) (other than any (i) Owned Company Shares and (ii) Dissenting Company Shares (each as defined in the Agreement) (collectively, the “Excluded Shares”)) at a purchase price of $92.00 in cash, without interest thereon (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into HEES and each outstanding share of HEES Common Stock not tendered in the Tender Offer (other than Excluded Shares) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of HEES Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to HEES;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of HEES furnished to or discussed with us by the management of HEES, including certain financial forecasts relating to HEES prepared by the management of HEES (such forecasts, “HEES Forecasts”);

(3)	reviewed the estimated net operating loss tax attributes of HEES prepared by the management of HEES (the “NOLs”);

(4)	discussed the past and current business, operations, financial condition and prospects of HEES with members of senior management of HEES;

(5)	reviewed the trading history for HEES Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(6)	compared certain financial and stock market information of HEES with similar information of other companies we deemed relevant;

(7)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(8)	reviewed a draft, dated January 13, 2025, of the Agreement (the “Draft Agreement”); and

(9)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of HEES that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the HEES Forecasts and the NOLs, we have been advised by HEES, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of HEES as to the future financial performance of HEES. We have relied, at the direction of HEES, upon the assessments of management of HEES as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting HEES and its business. We have also relied, at the direction of HEES, upon the assessments of management of HEES as to the ability of HEES to utilize the NOLs and have been advised by HEES, and have assumed, at the direction of HEES, that such NOLs will be utilized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of HEES, nor have we made any physical inspection of the properties or assets of HEES. We have not evaluated the solvency or fair value of HEES or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of HEES, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on HEES or the contemplated benefits of the Transaction. We also have assumed, at the direction of HEES, that the final executed version of the Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, any related transaction or any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of HEES or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of HEES Common Stock (other than holders of Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to HEES or in which HEES might engage or as to the underlying business decision of HEES to proceed with or effect the Transaction. We are also not expressing any view or opinion with respect to, and we have relied at the direction of HEES, upon the assessments of representatives of HEES regarding legal, regulatory, accounting, tax and similar matters relating to HEES, Parent or any other entity and the Transaction (including the contemplated benefits of the Transaction) as to which we understand that HEES obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any other matter.

We have acted as financial advisor to HEES in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, HEES has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of HEES, Parent and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to HEES and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner, co-lead arranger, syndication agent and lender in a $750 million asset backed revolving credit facility, providing leveraged loan syndication, providing foreign exchange services, providing treasury and liquidity services including credit card and checking services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner on a $1.1 billion debt capital markets notes offering, having acted as joint bookrunner, co-lead arranger, administrative agent and lender in a $1.0 billion term loan B offering, having acted as joint bookrunner, co-lead arranger, administrative agent and lender in a $4.25 billion credit facility, providing payment, deposit, credit card, and other liquidity and treasury products, providing foreign exchange services, letters of credit, term loans, asset backed and other commercial loans and other commercial credit services.

It is understood that this letter is for the benefit and use of the Board of Directors of HEES (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of HEES Common Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BOFA SECURITIES, INC.

BOFA SECURITIES, INC.

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.